Exhibit 15
FF TOP HOLDING LLC

Faraday Future Intelligent Electric Inc.
c/o Faraday & Future
18455 S. Figueroa Street
Los Angeles, CA 90248
Attention: Board of Directors and Acting General Counsel
Email: Brian.Fritz@ff.com;; rch0004@gmail.com; edwin.goh.wg07@gmail.com; briankrolicki@msn.com; Matthias.aydt@ff.com; bobqingyy@gmail.com; Carsten.breitfeld@ff.com; hexin2@gmail.com

October 14, 2022

Via Email & Courier

RE: Notice of Nomination of Replacement FF Top Designees

Dear Members of the Board of Directors (the “Board”) of Faraday Future Intelligent Electric, Inc. (“FFIE”):

Reference is made to the Shareholder Agreement, dated July 21, 2021 (the “Shareholder Agreement”), by and between FFIE and FF Top Holding LLC (“FF Top”).  Capitalized terms used herein but not otherwise defined shall have their respective meanings set forth in the Shareholder Agreement.

Following the recent resignations from the Board of Mr. Scott Vogel, Mr. Jordan Vogel and Ms. Susan Swenson (formerly an FF Top Designee), there are seven members of the Board, four of whom have been deemed to be independent under Nasdaq rules and three of whom are executive directors.  One of the remaining independent directors on the Board, Mr. Brian Krolicki, is anticipated to resign by the Heads of Agreement, dated September 23, 2022 (the “HoA”), by and among FF Top Holdings LLC (“FF Top”), FF Global Partners LLC and FFIE, upon the “Implementation Condition” (as defined in the HoA) being satisfied.  Following Mr. Krolicki’s resignation from the Board, the Board will only have six members.

As the Board is aware, FFIE has monumental tasks ahead of it over the next several weeks prior to the 2022 annual meeting, and it is important that the Board has sufficient qualified Board members with familiarity with FFIE to ensure the current Board is able to cede to the post-2022 annual meeting Board a financially stronger and more operationally-stable FFIE, and to best position FFIE for a speedy and orderly start of production for the FF 91.

Section 2.1(c) of the Shareholder Agreement requires, among other things, that “[i]n the event that a vacancy is created at any time by the…resignation of any FF Top Designee or for any other reason, any individual nominated by or at the direction of the Board or the Nominating and Corporate Governance Committee to fill such vacancy shall be, and the Company shall use its reasonable best efforts to cause such vacancy to be filled, as soon as possible, by a new nominee of FF Top who qualifies as an FF Top Designee, and the Company shall use its reasonable best efforts to take or cause to be taken, to the fullest extent permitted by Law, at any time and from time to time, all Necessary Actions to accomplish the same.”

Since (among other things) the “Implementation Condition” (as defined in the HoA) has not been satisfied and Ms. Swenson’s resignation was not effected in accordance with the first sentence of Section 3(b) of Part C of the HoA, the restriction set forth in the second sentence of Section 3(b) of Part C of the HoA does not apply, and FF Top has the right pursuant to the Shareholder Agreement (as defined in the HoA) to fill the vacancy created by Ms. Swenson’s resignation at any time.

Pursuant to Section 2.1(c) of the Shareholder Agreement, FF Top hereby nominates Ms. Li Han to the Board as replacement FF Top Designee for Ms. Swenson.  On June 24, 2022 (i.e., more than three months ago) we provided the Board with a director questionnaire, duly completed by Ms. Han, in the same form as provided by the Company to its own officers and directors and have also communicated with the Board or its counsel on more than one occasion why Ms. Han is an independent director under Nasdaq rules notwithstanding her former law firm’s prior representations of FFIE (see Nasdaq FAQ 138, the text of which is attached hereto as Annex A).  To the extent the Nominating and Corporate Governance Committee would like to do so, Ms. Han is available this week at its convenience for an interview.  Given how long the Board has had to consider Ms. Han’s candidacy, we assume that there are no further hurdles to her appointment to the Board beyond such an interview.

FF Top expects the Board to promptly fulfill its obligations in respect of Ms. Han’s nomination, including by promptly (and in any event no later than 12:00 pm, Pacific time, on October 17, 2022) appointing Ms. Han to the Board (and disclosing such appointment under Item 5.02 of Form 8-K within four business days of the date of such appointment).  We hope that given recent changes to the Board and the governance resolution reached on September 23, 2022, it is now easier for the current Board to comply with its obligations pursuant to Section 2.1(c) of the Shareholder Agreement and respect FF Top’s contractual rights.

FF Top looks forward to continuing to work collaboratively with the Board towards the betterment of FFIE.

(Remainder of page intentionally left blank.)

Sincerely,

FF Top Holding LLC

By: FF Peak Holding LLC, its sole member

By: Pacific Technology Holding LLC, its sole member

By: FF Global Partners LLC, its managing member

By:	/s/ Jay Sheng
Name: Jay Sheng Title: Head of Operation

cc:	Sidley Austin LLP 1999 Avenue of the Stars, 17th Floor Attention: Vijay S. Sekhon, Esq. E-mail: vsekhon@sidley.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Robert W. Allen
E-mail: bob.allen@kirkland.com

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Marshall S. Huebner
Joseph A. Hall
Darren S. Klein
E-mail:  marshall.huebner@davispolk.com
joseph.hall@davispolk.com
darren.klein@davispolk.com

Annex A

Text of Nasdaq FAQ # 138

How does Nasdaq apply the look back set forth in Listing Rule 5605(a)(2)(D)?

Listing Rule 5605(a)(2)(D) precludes a director from being independent if the director is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received certain payments in the current or any of the past three fiscal years. If the director is currently a partner in, controlling shareholder of, or executive officer of an entity which has made or received such payments, then the individual is not eligible to be an independent director. However, if the director ceases to be associated with the entity, then the director is not precluded from being an independent director under this paragraph of the Rule because the 3 year look back period is no longer applicable.